FOR IMMEDIATE RELEASE               Contact:  Guy T. Marcus
September 30, 1997                            Vice President-Inv. Rel.
                                              (214) 978-2691


                   HALLIBURTON COMPLETES ACQUISITION OF NUMAR


         DALLAS, Texas -- Halliburton Company (NYSE:HAL) announced today that it completed the acquisition of NUMAR Corporation (NASDAQ:NUMR) immediately following NUMAR's special meeting of shareholders where the merger was approved.
         Under terms of the agreement and plan of merger Halliburton will exchange 0.9664 of a share of its common stock (after giving effect to a July 21, 1997 2-for-1 Halliburton common stock split) for each share of NUMAR. Halliburton will issue approximately 8.2 million shares of its common stock for all of the NUMAR common stock and about 900,000 shares of Halliburton common stock will be reserved for future issuance upon exercise of NUMAR options.
         NUMAR designs, manufactures, and markets a patented, proprietary well logging device, the Magnetic Resonance Imaging Logging ("MRIL(R)") tool, which utilizes magnetic resonance imaging technology, widely used in medical diagnostic imaging devices, to evaluate subsurface rock formations in newly-drilled oil and gas wells. The MRIL(R) tool is a commercially-available well logging tool able to measure, in real time at the wellsite, the proportion of fluid that is free to flow within a
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Halliburton Company                         2


formation, effective formation porosity, fluid viscosity and rock grain size, to perform direct hydrocarbon typing ("DHT(R)") and to derive formation permeability. Further, a new application introduced in 1996, allows MRIL(R) to identify clay bound water and thus determine total porosity.
         Dick Cheney, Halliburton Company's chairman of the board and chief executive officer, said, "NUMAR's MRIL(R) technology represents a major breakthrough to improve open hole wireline logging services for customers worldwide. The MRIL(R) technology is now being applied to only a small percentage of wells drilled and future growth opportunities are significant. Halliburton plans to provide its extensive worldwide infrastructure and resources to accelerate the application of NUMAR's MRIL(R) technology to worldwide opportunities."
         Cheney also said, "NUMAR will continue as a wholly-owned subsidiary of Halliburton Company and become part of the company's Energy Services business segment. NUMAR will continue to be headquartered in Malvern, Pennsylvania and its management team will remain in place with Dr. Melvin Miller continuing as president."
         Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy service and products, industrial and marine engineering and construction services.

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